Exhibit 99.31

TSX:  JE

•	FOR IMMEDIATE RELEASE

JUST ENERGY GROUP INC. ANNOUNCES CLOSING OF THE

FULCRUM ACQUISITION

TORONTO, October 3, 2011—Just Energy Group Inc. (TSX—JE) (“Just Energy”) is pleased to announce it has closed its previously announced acquisition (the “Acquisition”) of Fulcrum Retail Holdings LLC (“Fulcrum”). Fulcrum was a privately held retail electricity provider, operating in the State of Texas under the brands Tara Energy, Amigo Energy and Smart Prepaid Electric, focused on residential and small to mid-size commercial customers and selling primarily through online and targeted affinity marketing channels. The consideration for the Acquisition is approximately US$79.4 million, subject to customary working capital adjustments. Just Energy will also pay up to US$20 million (the “Earn-Out Amount”) to the seller 18 months following the closing date (the “Earn-Out Period”), provided that certain EBITDA and billed volume targets are satisfied by Fulcrum during the Earn-Out Period. The Earn-Out Amount will be payable as to 45.12% in common shares of Just Energy, valued at $10.7166 per common share (converted into U.S. dollars). The balance of the Earn-Out Amount is payable in cash. The Acquisition is effective October 1, 2011 and Just Energy hedged the U.S. dollar purchase price into Canadian dollars at approximately par at the time of the agreement.

Management expects Fulcrum to contribute approximately US$5M to EBITDA for the remainder of Fiscal 2012 and, based on its 240,000 customers in Texas, is expected to be substantially more accretive in the summer months when Texas load is seasonally much higher. The interest cost on the convertible debentures used to fund the acquisition is C$1.4 million per quarter.

About Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

About Fulcrum

Fulcrum has an established and diverse customer base in the State of Texas. Tara Energy, Amigo Energy, and Smart Prepaid Electric sell fixed and index energy products with an average term of 18 months, but as long as 60 months and is primarily focused on targeted online and affinity relationship sales channels. Fulcrum also offers prepaid and month-to-month products.

Non IFRS Measures

Management believes the best basis for analyzing Just Energy’s operating performance is to focus on Adjusted EBITDA. “EBITDA” represents earnings before interest, taxes, depreciation and amortization. “Adjusted EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions. In addition, the Adjusted EBITDA calculation deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This adjustment results in the exclusion of the marketing that Just Energy carried out and the capital expenditures that it had made to add to its future productive capacity.

These non-IFRS measures may not be comparable to those used by other entities.

Forward-Looking Statements

This press release contains forward-looking statements including statements pertaining to closing of the Acquisition and the anticipated benefits of the Acquisition. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the risk that the businesses of Just Energy and Fulcrum will not be integrated successfully and on a timely basis and the risk that any growth prospects from the combination of the businesses will not be fully realized or will take longer to realise than expected; the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels, are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com. Just Energy cannot assure readers that actual results will be consistent with these forward-looking statements and we undertake no obligation to update such statements except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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